UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Continental Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

212015 10 1

(CUSIP Number)

James R. Webb

Senior Vice President, General Counsel, Chief Risk Officer and Secretary

Continental Resources, Inc.

20 N. Broadway

Oklahoma City, Oklahoma 73102

Tel: (405) 234-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Harold G. Hamm
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒ (1)
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(D) Or 2(E) ☐
6	Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 86,496,826 (2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 86,496,826 (2)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 86,496,826 (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 23.7% (3)
14	Type of Reporting Person IN

(1)	Harold G. Hamm has sole voting and dispositive power with respect to all shares held by Mr. Hamm.
(2)	Please read Item 3 for an explanation of the transactions that resulted in the decrease in Mr. Hamm’s beneficial ownership.
(3)

The percentages used herein are calculated based on 364,298,373 shares of Common Stock outstanding (the “Outstanding Shares”), which represents the 365,580,875 shares of Common Stock outstanding as of October 25, 2021, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021 adjusted for 1,282,502 shares of Common Stock since repurchased by the Issuer pursuant to the Issuer’s previously announced share repurchase program.

1	Name of Reporting Person Harold Hamm Family LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6	Citizenship or Place of Organization Oklahoma

Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 0 (1)
12	Check if The Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO

(1)	Please read Item 3 for an explanation of the transactions that resulted in the decrease in Harold Hamm Family LLC’s beneficial ownership.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) further amends and restates (where indicated) the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2007 (as amended prior to this Amendment No. 9, and as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by Harold G. Hamm and Harold Hamm Family LLC (collectively, the “Reporting Persons”) of the shares of common stock, par value $0.01 per share (“Common Stock”), of Continental Resources, Inc., an Oklahoma corporation (the “Issuer”), the address of which is 20 N. Broadway, Oklahoma City, Oklahoma, 73102. This Amendment No. 9 does not constitute an admission that the changes reported herein are “material” or that this Amendment No. 9 is required to be filed. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Except as provided herein, all items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by appending the following information:

As of the date of this Amendment No. 9, Mr. Hamm beneficially owns 1,873,568 more shares of Common Stock than he did as of the date of Amendment No. 8 to the Schedule 13D. Mr. Hamm used personal funds in the amount of approximately $21,257,290 to acquire shares of Common Stock in the open market.

Pursuant to a Dividend and Dissolution Agreement, dated February 7, 2022 (the “Dividend Agreement”), by and among the members of Harold Hamm Family LLC, an Oklahoma limited liability company (“HHF”), on February 7, 2022, all shares of Common Stock owned by HHF were distributed by HHF by way of a pro rata dividend to its members, including 72,265,137 shares of Common Stock distributed to the Harold Hamm Trust (the “Transaction”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons entered in the Transaction for estate planning purposes.

The Reporting Persons may, either directly or through one or more affiliates, from time to time or at any time, subject to market and general economic conditions and other factors, purchase additional shares of common stock of the Issuer in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such shares now owned or hereafter acquired to one or more purchasers, including, in each case, pursuant to a trading plan under Rule 10b5-1.

As of the date of this Amendment No. 9 and except as disclosed herein, consistent with past practices, or as otherwise disclosed by the Issuer in the Issuer’s filings and public releases or otherwise in the ordinary and normal course of business of the Issuer, neither of the Reporting Persons has any plans or proposals which relate to or would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment No. 9, Mr. Hamm beneficially owns 86,496,826 shares of Common Stock, or 23.7% of the outstanding shares of Common Stock, including the 72,265,137 shares held by the Harold Hamm Trust pursuant to the Transaction, 64,452 shares of Common Stock held by Transwestern Transports LLC and 20,618 shares of restricted Common Stock held by Mr. Hamm, which vest on May 1, 2022. The foregoing percentage is based on based on 364,298,373 shares of Common Stock outstanding, which represents the 365,580,875 shares of Common Stock outstanding as of October 25, 2021, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the SEC on November 3, 2021 adjusted for 1,282,502 shares of Common Stock since repurchased by the Issuer pursuant to the Issuer’s previously announced share repurchase program.

(b) Mr. Hamm has sole voting and dispositive power with respect to 86,496,826 shares of Common Stock, including the 64,452 shares of Common Stock held by Transwestern Transports LLC.

(c) Other than the Transaction described above in Item 3, neither Reporting Person has effected any transactions in the Common Stock in the last 60 days.

(d) Not applicable.

(e) As a result of the consummation of the Transaction, as of February 7, 2022, HHF no longer beneficially owns any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end thereof:

Mr. Hamm, in his capacities as trustee of the Revocable Inter Vivos Trust of Harold G. Hamm and as a member and manager of HHF, has executed the Dividend Agreement, a copy of which is attached hereto as Exhibit 1.

In connection with the Dividend Agreement, Mr. Hamm has executed that certain Shareholders’ Agreement, dated as of February 7, 2022 (the “Shareholders’ Agreement”), a copy of which is attached hereto as Exhibit 2. Pursuant to the Shareholders’ Agreement, certain members of the Hamm family and certain trusts (the “Parties”) have agreed to certain obligations, including, among other things, (i) certain acquisitions and dispositions of shares of Common Stock held by the Parties require the approval of a majority of the trustees of the trusts party to the Shareholders’ Agreement, subject to certain exceptions, (ii) following the death of Harold G. Hamm, to vote their shares of Common Stock as directed by the Parties holding a majority of all shares of Common Stock and (iii) customary tag-along and drag-along rights.

The Shareholders’ Agreement may be amended or terminated upon the approval of Parties holding a majority of all shares of Common Stock.

The foregoing summary of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, which is filed herewith as Exhibit 2.

In his capacity as trustee of the Revocable Inter Vivos Trust of Harold G. Hamm, Mr. Hamm has executed those five certain First Amendments, each dated as of February 7, 2022, to the Security Agreement, dated July 1, 2021, by and between the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm and the Trustees of each of (i) 2015 Shelly Glenn Lambertz Trust II, (ii) 2015 Harold Thomas Hamm Trust II, (iii) 2015 Hilary Honor Hamm Trust II, (iv) 2015 Jane Hamm Lerum Trust II and (v) 2015 Deana Ann Cunningham Trust II (each of (i) – (v), a “Trust II,” and collectively, the “Trusts II”), under which each Trust II pledged its shares of Common Stock as collateral for an existing note issued by the Revocable Inter Vivos Trust of Harold G. Hamm that was previously used to acquire membership interests in HHF. A copy of each First Amendment is attached hereto as Exhibit 3A-3E.

The information set forth in Item 4 of this Amendment No. 9 is incorporated by reference herein.

Other than as described elsewhere in this Amendment No. 9, the Reporting Persons do not have any understandings, arrangements, relationships or contracts relating to the Common Stock that are required to be described hereunder.

Item 7.	Material to Be Filed as Exhibits

Number	Description

1	Dividend and Dissolution Agreement, dated February 7, 2022, by and among the members of Harold Hamm Family LLC.

2	Shareholders’ Agreement, dated December February 7, 2022, by and among Harold G. Hamm and the Hamm Family Members.

3A	First Amendment, dated as of February 7, 2022, to the Security Agreement dated July 1, 2020, by and between the Trustees of the 2015 Shelly Glenn Lambertz Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm.

3B	First Amendment, dated as of February 7, 2022, to the Security Agreement dated July 1, 2020, by and between the Trustees of the 2015 Harold Thomas Hamm Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm.

3C	First Amendment, dated as of February 7, 2022, to the Security Agreement dated July 1, 2020, by and between the Trustees of the 2015 Hilary Honor Hamm Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm.

3D	First Amendment, dated as of February 7, 2022, to the Security Agreement dated July 1, 2020, by and between the Trustees of the 2015 Jane Hamm Lerum Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm.

3E	First Amendment, dated as of February 7, 2022, to the Security Agreement dated July 1, 2020, by and between the Trustees of the 2015 Deana Ann Cunningham Trust II and the Trustee of the Revocable Inter Vivos Trust of Harold G. Hamm.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 9 is true, complete and correct.

Date: February 9, 2022

HAROLD G. HAMM

By:	/s/ Richard E. Green, Attorney-in-Fact

HAROLD HAMM FAMILY LLC

By:	/s/ Shelly Glenn Lambertz, Attorney-in-Fact